May 14, 2009

VIA FACSIMILE
Jude M. Sullivan
D 312.781.7160
Mr. Ryan Houseal, Attorney-Advisor	F 312.345.9995
Division of Corporation Finance	jude.sullivan@klgates.com
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Unify Corporation
Registration Statement on Form S-4
Filed April 28, 2009
File No. 333-158848

Dear Mr. Houseal:

This letter responds to the comments contained in your letter dated May 11, 2009, regarding the registration statement on Form S-4 of Unify Corporation (the “Company”). For convenience, each of your comments is repeated below, with responses immediately following.

The revisions to the registration statement responding to these comments are included in pre-effective amendment no. 1, which was filed with the SEC on May 13, 2009.

Registration Statement on Form S-4

1.   Comment: It appears that you have not included all of the relevant undertakings. In your next amendment, please include the undertakings required by Item 512(a) and (h) of Regulation S-K, which apply to your transaction.

     Response: The registration statement has been revised to include all of the relevant undertakings.

2.   Comment: Please identify the person signing the registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to the Signatures section of Form S-4.

     Response: The registration statement has been revised to indicate that Steven D. Bonham is signing in his capacity as principal accounting officer, as well as in his previously indicated capacities as Chief Financial Officer and Secretary.

Mr. Ryan Houseal
May 14, 2009

Annual Report on Form 10-K for Fiscal Year ended April 30, 2008

3. Comment: We note that you have omitted from paragraph 4 of the certifications the language relating to internal control over financial reporting and that you have omitted paragraph 4(b) in its entirety. Please tell us the basis for omitting these statements from the certification given your disclosure on page 25 relating to management’s report on internal control over financial reporting. It would appear that you should amend the Form 10-K to provide certifications that conform to the requirements Item 601(b)(31) of Regulation S-K. In addition, please ensure that the revised certifications do not include the title of the certifying individual in the introductory paragraph of the certifications.

Response: The omission was inadvertent. An amendment to the Form 10-K replacing Exhibits 31.1 and 31.2 to the original filing was filed on May 13, 2009. Also, in response to your verbal comment regarding the precise language of the certifications, the Company confirms that the certifications will be in the exact form required by Item 601(b)(31) of Regulation S-K.

If you have any questions or comments in connection with this letter, please telephone the undersigned at 312-781-7160.

Very truly yours,

/s/ Jude M. Sullivan
Jude M. Sullivan

Copies (w/encl.) to:	Todd E. Wille
Steven D. Bonham
Michael Grundei, Esq.